SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

                 Under the Securities Exchange Act of 1934
                      (Amendment No.       2      )*

                             ALBERTO-CULVER COMPANY


                             (Name of Issuer)


                   CLASS B COMMON STOCK, $.22 PAR VALUE PER
                                   SHARE

                      (Title of Class of Securities)


                                 013068101
                              (CUSIP Number)
Marshall E. Eisenberg, (312) 269-8000        Carol L. Bernick
NEAL GERBER & EISENBERG                      (708) 450-3051
Two North LaSalle Street, Suite 2200         2525 Armitage Avenue
Chicago, Illinois  60602                     Melrose Park, IL
                                             60160


               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             April 11, 1994
                       (Date of Event which Requires
                         Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP NO. 013068101                                       13D

1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CAROL L. BERNICK

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)
(b) X

3
SEC USE ONLY


4
SOURCE OF FUNDS *

     Not applicable

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)

6
CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Citizen

NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER

     2,230,104

8
SHARED VOTING POWER

     3,362,300

9
SOLE DISPOSITIVE POWER

     2,230,104

10
SHARED DISPOSITIVE POWER

     3,362,300



11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,592,404

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES *  X
Excluded are 340,000 shares held directly by Bernick's spouse.
Bernick has no beneficial interest in such shares and beneficial ownership of them is disclaimed.

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

     33.28%

14
TYPE OF REPORTING PERSON *

     IN
                    * SEE INSTRUCTIONS BEFORE FILLING OUT! CUSIP NO. 013068101
                                      13D

1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BERNICE E. LAVIN GRANTOR ANNUITY TRUST DTD 1/28/93

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)
(b) X


3
SEC USE ONLY


4
SOURCE OF FUNDS *

     Not applicable

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois Trust


NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER

     0

8
SHARED VOTING POWER

     0

9
SOLE DISPOSITIVE POWER

     0

10
SHARED DISPOSITIVE POWER

     0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES *


          Not applicable


13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

     0%


14
TYPE OF REPORTING PERSON *

     00


                     * SEE INSTRUCTIONS BEFORE FILLING OUT! CUSIP NO. 013068101
                                      13D

1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LEONARD H. LAVIN GRANTOR ANNUITY TRUST DTD 1/28/93


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)
(b) X


3
SEC USE ONLY


4
SOURCE OF FUNDS *

     Not applicable


5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois Trust


NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER

     0

8
SHARED VOTING POWER

     0

9
SOLE DISPOSITIVE POWER

     0


10
SHARED DISPOSITIVE POWER

     0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES *

          Not applicable

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

     0%

14
TYPE OF REPORTING PERSON *

     00


                     * SEE INSTRUCTIONS BEFORE FILLING OUT! CUSIP NO. 013068101
                                      13D

1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     BEL GRANTOR ANNUITY TRUST DTD 10/1/93



2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)
(b) X


3
SEC USE ONLY


4
SOURCE OF FUNDS *

     Not applicable

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)

6
CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois Trust


NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER

     1,000,000

8
SHARED VOTING POWER

     -0-

9
SOLE DISPOSITIVE POWER

     1,000,000



10
SHARED DISPOSITIVE POWER

     -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES *
                                 Not applicable

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

     6.0%

14
TYPE OF REPORTING PERSON *

     00



                     * SEE INSTRUCTIONS BEFORE FILLING OUT! CUSIP NO. 013068101
                                      13D

1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     LHL GRANTOR ANNUITY TRUST DTD 10/1/93

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)
(b) X

3
SEC USE ONLY


4
SOURCE OF FUNDS *

     Not applicable

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois Trust


NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER

     1,000,000


8
SHARED VOTING POWER

     -0-

9
SOLE DISPOSITIVE POWER

     1,000,000


10
SHARED DISPOSITIVE POWER

     -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES *
                                 Not applicable


13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

     6.0%



14
TYPE OF REPORTING PERSON *

     00


                     * SEE INSTRUCTIONS BEFORE FILLING OUT! CUSIP NO. 013068101
                                      13D

1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BEL APRIL, 1994 GRANTOR ANNUITY TRUST


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)
(b) X


3
SEC USE ONLY


4
SOURCE OF FUNDS *

     Not applicable


5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois Trust


NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER

     0

8
SHARED VOTING POWER

     1,600,000

9
SOLE DISPOSITIVE POWER

     0


10
SHARED DISPOSITIVE POWER

     1,600,000

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,600,000


12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES *


          Not applicable

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

     9.52%


14
TYPE OF REPORTING PERSON *

     00


                     * SEE INSTRUCTIONS BEFORE FILLING OUT! CUSIP NO. 013068101
                                      13D
1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LHL APRIL, 1994 GRANTOR ANNUITY TRUST


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)
(b)X

3
SEC USE ONLY


4
SOURCE OF FUNDS *

     Not applicable


5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois Trust


NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER

     0

8
SHARED VOTING POWER

     1,600,000

9
SOLE DISPOSITIVE POWER

     0

10
SHARED DISPOSITIVE POWER

     1,600,000


11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,600,000


12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES *


          Not applicable


13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

     9.52%


14
TYPE OF REPORTING PERSON *

     00




                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.   Security and Issuer.

     Title of Class of Securities:     Class B Common Stock, $.22
                                       par value per share

     Name and Address of Issuer:   Alberto-Culver Company
                                   ("Alberto")
                                   2525 Armitage Avenue
                                   Melrose Park, IL  60160

Item 2.   Identity and Background.

 (a)  Name of Person Filing:   1)  Carol L. Bernick ("Bernick")
                               2)  Bernice E. Lavin Grantor
                                   Annuity Trust dated 1/28/93
                                   ("Bernice Lavin Trust")
                               3)  Leonard H. Lavin Grantor
                                   Annuity Trust dated 1/28/93
                                   ("Leonard Lavin Trust")
                               4)  BEL Grantor Annuity Trust
                                   dated 10/7/93
                                   ("BEL Grantor Trust")
                               5)  LHL Grantor Annuity Trust
                                   dated 10/7/93 ("LHL Grantor
                                   Trust")
                               6)  BEL April, 1994 Grantor
                                   Annuity Trust ("BEL Trust")
                               7)  LHL April, 1994 Grantor
                                   Annuity Trust ("LHL Trust")

  (b)  Address:  1), 2), 3),    c/o Carol L. Bernick
                    4) and 5)      2525 Armitage Avenue
                                   Melrose Park, IL  60160

  (c)  Principal Business:

          (1) Bernick, an individual, is a Director and Executive Vice-President and Assistant Secretary of Alberto.

          2), 3), 4)
          5), 6) and
          7)       Trust Administration.

     (d)  Prior Criminal Convictions:   None

     (e)  Prior Civil Proceedings With
          Respect to Federal or State
          Securities Laws:              None

     (f)  Place of Organization:   1) U.S. Citizen
                                   2), 3), 4), 5), 6) and
                                   7) Illinois trusts

Item 3.   Source and Amount of Funds or Other Consideration.

     Not applicable. On April 11, 1994, Bernick, as trustee for the Bernice Lavin Trust, for the benefit of Bernice E. Lavin, and as trustee of the Leonard Lavin Trust, for the benefit of Leonard
H. Lavin, transferred from each trust, 1,100,000 shares to the respective beneficiary of the trust, individually. Thereafter, on April 11, 1994, Mr. Lavin individually transferred 1,600,000 shares to himself and Bernick as co-trustees of the LHL Trust.
On April 11, 1994, Mrs. Lavin also transferred 1,600,000 shares to herself and Bernick as co-trustees of the BEL Trust. Lastly, on April 11, 1994, Mr. and Mrs. Lavin each transferred 25,000 shares to Bernick as trustee of the Lavin Survivorship Insurance Trust, for the benefit of Leonard H. Lavin and Bernice E. Lavin.

Item 4.   Purpose of Transaction.

     Acquisitions and dispositions of securities were caused by trust funding as indicated under Item 3 above. The transfers and transactions were for the Lavin family's estate planning rather than corporate purposes. The transfers were not undertaken for purposes of effecting any of the actions listed in this item.

Item 5.   Interest in Securities of the Issuer.

     (a)  Amount Beneficially Owned:  5,592,404 shares total:
180,104 shares directly; 1,600,000 shares held as co-trustee of the LHL Trust; 1,600,000 shares held as co-trustee of the BEL Trust; 1,000,000 shares as trustee of the BEL Grantor Trust; 1,000,000 shares as trustee of the LHL Trust; 50,000 shares as trustee of the Lavin Survivor Insurance Trust dated 4/23/93; 12,000 shares as a Director and Vice President of Lavin Family Foundation, a charitable foundation of which Bernick is a Director and Vice President; and 150,300 shares as co-trustee of a trust for her benefit.

          Percentage of Class: 33.28% total: 1.1% directly; 9.52% as co-trustee of the LHL Trust; 9.52% as co-trustee of the BEL Trust; 6.0% as trustee of the BEL Grantor Trust; 6.0% as trustee of the LHL Grantor Trust; .1% as a Director and Vice President of Lavin Family Foundation; and .9% as co-trustee of a trust for her benefit (based upon 16,801,842 Class B shares outstanding as of March 31, 1994).

     (b)  Number of Shares as to Which Such Person Has:

                                         Bernice Lavin  Leonard Lavin      BEL            LHL
                              Bernick         Trust        Trust       Grantor Trust  Grantor Trust       BEL Trust   LHL Trust
(i)    Sole power to vote:    2,230,104       -0-           -0-         1,000,000      1,000,000            -0-         -0-
(ii)   Shared power to vote:  3,362,300       -0-           -0-             -0-            -0-            1,600,000   1,600,000
(iii)  Sole power to dispose: 2,230,104       -0-           -0-         1,000,000      1,000,000            -0-         -0-
(iv)Shared power to dispose:  3,362,300       -0-           -0-             -0-            -0-            1,600,000   1,600,000

     The above shares shown as owned by each of the BEL Grantor
Trust and the LHL Grantor Trust are reflected as a sole power of Bernick and each respective trust since Bernick is the sole trustee of said trusts. Bernick shares voting power of the shares in the BEL Trust and LHL Trust with Bernice E. Lavin and Leonard H. Lavin, respectively. Bernick also shares voting power of the 12,000 shares held by Lavin Family Foundation with Leonard H. Lavin and Bernice E. Lavin. Bernick, in her capacity as co-trustee of a trust for her benefit, shares voting power of 150,300 shares held by such trust with Bernice E. Lavin. The LHL Trust will also file a joint
Schedule 13G in February 1995 with Leonard H. Lavin and the BEL Trust has also filed a joint Amendment No.3 to Schedule 13D with Mrs. Lavin concurrently with the filing of this Amendment No. 2 to Schedule 13D.
Certain information regarding Leonard H. Lavin and Bernice E. Lavin is presented below:

     (a)  Name of Person:     Leonard H. Lavin
                              Bernice E. Lavin

     (b)  Address:           2525 Armitage Avenue
                             Melrose Park, Illinois  60160

     (c)  Principal
          Business:      Leonard H. Lavin, an individual, is a Director
                         and the Chairman and Chief Executive Officer of Alberto. Bernice E. Lavin, an individual, is a Director and Vice President, Secretary and Treasurer of Alberto.

     (d)  Prior Criminal
          Convictions:   None.

     (e)  Prior Civil
          Proceedings With
          Respect to Federal
          or State Securities
          Laws:               None.

     (f)  Place of
          Organization:  U.S. Citizen.


     The foregoing does not reflect 50,100, 124,844 and 103,044 shares of Alberto Class A Common Stock owned by Bernick and Mrs. Lavin as co-trustees of a trust for Bernick's benefit, Bernick individually, and Lavin Family Foundation, respectively. Also excluded are 340,000 shares of Alberto Class B Common Stock and 125,000 shares of Alberto Class A Common Stock held directly by Bernick's spouse. Bernick has no beneficial interest in such shares owned by her spouse and beneficial ownership of them is disclaimed.

     (c)  None, except as reported in Item 3 above.

     (d)  None.

     (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          None.


Item 7.   Material to be Filed as Exhibits.

          None.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 8, 1994


Signature:   /s/ Carol L. Bernick

Name/Title: Carol L. Bernick, Individually; as
          Trustee of the Bernice E. Lavin Grantor
          Annuity Trust dated 1/28/93; Leonard H.
          Lavin Grantor Annuity Trust dated 1/28/93;
          LHL Grantor Annuity Trust dated 10/7/93;
          and the BEL Grantor Annuity Trust dated
          10/7/93 and as Co-Trustee of the BEL
          April, 1994 Grantor Annuity Trust and
          LHL April, 1994 Grantor Annuity Trust